UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND FOR THE

THREE-MONTH PERIOD ENDED MARCH 31, 2018

PRESENTED IN COMPARATIVE FORM

(Stated in thousands of pesos)

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information		1
Condensed Interim Statement of Financial Position		2
Condensed Interim Statement of Comprehensive Income		4
Condensed Interim Statement of Changes in Equity		5
Condensed Interim Statement of Cash Flows		6

Notes to the Condensed Interim Financial Statements:
1 |	General information	8
2 |	Regulatory framework	8
3 |	Basis of preparation	9
4 |	Accounting policies	9
5 |	Financial risk management	11
6 |	Critical accounting estimates and judgments	13
7 |	Contingencies and lawsuits	14
8 |	Property, plant and equipment	15
9 |	Other receivables	17
10 |	Trade receivables	17
11 |	Financial assets at fair value through profit or loss	18
12 |	Financial assets at amortized cost	18
13 |	Cash and cash equivalents	18
14 |	Share capital and additional paid-in capital	18
15 |	Allocation of profits	19
16 |	The Company’s Share-based Compensation Plan	19
17 |	Trade payables	19
18 |	Other payables	20
19 |	Borrowings	20
20 |	Salaries and social security taxes payable	21
21 |	Income tax and tax on minimum presumed income / Deferred tax	21
22 |	Tax liabilities	22
23 |	Provisions	23
24 |	Revenue from sales	23
25 |	Expenses by nature	24
26 |	Other operating expense, net	25
27 |	Net financial expense	25
28 |	Basic and diluted earnings per share	26
29 |	Related-party transactions	26
30 |	Events after the reporting period	28

Report on review of Condensed Interim Financial Statements
Supervisory Committee’s Report

CONDENSED INTERIM FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Financial Statements.

Terms	Definitions
BNA	Bank of the Argentine Nation
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico (the company in charge of the regulation and operation of the wholesale electricity market)
IFRIC	International Financial Reporting Interpretations Committee
CNV	National Securities Commission
CPD	Company’s own distribution costs
CTLL	Central Térmica Loma de la Lata S.A.
EASA	Electricidad Argentina S.A.
Edenor S.A	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur S.A	Empresa Distribuidora Sur S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FOCEDE	Fund for Electric Power Distribution Expansion and Consolidation Works
ICBC	Industrial and Commercial Bank of China
IAS	International Accounting Standards
IASB	Accounting Standards Board
IEASA	IEASA S.A.
MINEM	Energy and Mining Ministry
OSV	Orígenes Seguros de Vida S.A.
PEN	Federal Government
PESA	Pampa Energía S.A.
PYSSA	Préstamos y Servicios S.A.
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
VAD	Distribution Added Value

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: EASA – See Note 43 to the Financial Statements as of December 31, 2017

Legal address: 1 Maipú Street, City of Buenos Aires

Main business of the parent company:  Investment in Edenor S.A.’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.44%

CAPITAL STRUCTURE

AS OF MARCH 31, 2018

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 14)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)     Includes 7,521,927 and 7,794,168 treasury shares as of March 31, 2018 and December 31, 2017, respectively.

(2)     Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

CONDENSED INTERIM FINANCIAL STATEMENTS

Edenor S.A.

Condensed Interim Statement of Financial Position

as of March 31, 2018 presented in comparative form

(Stated in thousands of pesos)

	Note	03.31.18	12.31.17
ASSETS
Non-current assets
Property, plant and equipment	8	15,611,256	14,812,021
Interest in joint ventures		424	424
Deferred tax asset	21	1,388,838	1,187,021
Other receivables	9	41,101	42,447
Total non-current assets		17,041,619	16,041,913

Current assets
Inventories		485,577	391,904
Other receivables	9	93,397	200,617
Trade receivables	10	8,096,647	5,678,857
Financial assets at fair value through profit or loss	11	4,420,114	2,897,258
Financial assets at amortized cost	12	405,494	11,498
Cash and cash equivalents	13	144,983	82,860
Total current assets		13,646,212	9,262,994
TOTAL ASSETS		30,687,831	25,304,907

CONDENSED INTERIM FINANCIAL STATEMENTS

Edenor S.A.

Condensed Interim Statement of Financial Position

as of March 31, 2018 presented in comparative form (continued)

(Stated in thousands of pesos)

	Note	03.31.18	12.31.17
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	14	898,933	898,661
Adjustment to share capital	14	399,794	399,495
Additional paid-in capital	14	39,294	31,565
Treasury stock	14	7,522	7,794
Adjustment to treasury stock	14	8,269	8,568
Legal reserve		73,275	73,275
Opcional reserve		176,061	176,061
Other comprehensive loss		(28,097)	(28,097)
Accumulated profit		884,179	(506,458)
TOTAL EQUITY		2,459,230	1,060,864

LIABILITIES
Non-current liabilities
Trade payables	17	253,105	240,900
Other payables	18	6,395,980	6,034,228
Borrowings	19	4,526,167	4,191,666
Deferred revenue		264,801	194,629
Salaries and social security payable	20	126,565	119,655
Benefit plans		336,549	323,564
Income tax liabilities	21	791,705	-
Provisions	23	701,306	598,087
Total non-current liabilities		13,396,178	11,702,729
Current liabilities
Trade payables	17	11,089,098	9,195,303
Other payables	18	519,151	370,395
Borrowings	19	169,716	71,205
Derivative financial instruments		-	197
Deferred revenue		4,468	3,360
Salaries and social security payable	20	931,817	1,220,051
Benefit plans		31,407	31,407
Income tax payable, net	21	409,123	466,683
Tax liabilities	22	1,531,021	1,053,455
Provisions	23	146,622	129,258
Total current liabilities		14,832,423	12,541,314
TOTAL LIABILITIES		28,228,601	24,244,043

TOTAL LIABILITIES AND EQUITY		30,687,831	25,304,907

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS

Edenor S.A.

Condensed Interim Statement of Comprehensive Income

for the three-month period ended March 31, 2018

 presented in comparative form

(Stated in thousands of pesos)

	Note	03.31.18	03.31.17

Revenue	24	11,011,358	5,366,635
Electric power purchases		(5,525,295)	(2,533,581)
Subtotal		5,486,063	2,833,054
Transmission and distribution expenses	25	(1,559,121)	(1,047,849)
Gross gain		3,926,942	1,785,205

Selling expenses	25	(718,147)	(498,629)
Administrative expenses	25	(411,472)	(329,381)
Other operating expense, net	26	(207,630)	(140,559)
Operating profit		2,589,693	816,636

Financial income	27	91,835	59,444
Financial expenses	27	(485,884)	(348,486)
Other financial results	27	(136,390)	128,898
Net financial expense		(530,439)	(160,144)
Profit before taxes		2,059,254	656,492

Income tax	21	(608,436)	(235,109)
Profit for the period		1,450,818	421,383

Basic and diluted earnings profit per share:
Basic and diluted earnings profit per share	28	1.61	0.47

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS

Edenor S.A.

Condensed Interim Statement of Changes in Equity

for the three-month period ended March 31, 2018

presented in comparative form

(Stated in thousands of pesos)

	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Legal reserve	Opcional reserve	Other reserve	Other comprehesive loss	Accumulated income (deficit)	Total equity
Balance at December 31, 2016	897,043	397,716	9,412	10,347	3,452	73,275	176,061	20,346	(37,172)	(1,188,648)	361,832

Ordinary and Extraordinary Shareholders’ Meeting held on 04.28.2016	-	-	-	-	-	-	-	21,973	-	-	21,973
Payment of Other reserve constitution - Share-bases compensation plan	1,618	1,779	(1,618)	(1,779)	42,319	-	-	(42,319)	-	-	-
Profit for the three-month period									-	421,383	421,383
Balance at March 31, 2017	898,661	399,495	7,794	8,568	45,771	73,275	176,061	-	(37,172)	(767,265)	805,188

Payment of Other reserve constitution - Share-bases compensation plan	-	-	-	-	(14,206)	-	-	-	-	-	(14,206)
Profit for the nine-month period	-	-	-	-	-	-	-	-	-	260,807	260,807
Other comprehensive results for the year	-	-	-	-	-	-	-	-	9,075	-	9,075
Balance at December 31, 2017	898,661	399,495	7,794	8,568	31,565	73,275	176,061	-	(28,097)	(506,458)	1,060,864
Increase of Other reserve constitution - Share-bases compensation plan (Note 16)	-	-	-	-	-	-	-	7,729	-	-	7,729
Payment of Other reserve constitution - Share-bases compensation plan (Note 16)	272	299	(272)	(299)	7,729	-	-	(7,729)	-	-	-
Adjustment model of expected losses NIIF 9 - Change of accounting standard (Note 6)	-	-	-	-	-	-	-	-	-	(60,181)	(60,181)
Profit for the three-month period	-	-	-	-	-	-	-	-	-	1,450,818	1,450,818
Balance at March 31, 2018	898,933	399,794	7,522	8,269	39,294	73,275	176,061	-	(28,097)	884,179	2,459,230

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the three-month period ended March 31, 2018

presented in comparative form

(Stated in thousands of pesos)

	Note	03.31.18	03.31.17
Cash flows from operating activities
Profit for the period		1,450,818	421,383

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	8 & 25	128,319	97,474
Loss on disposals of property, plants and equipments	26	832	2,693
Net accrued interest	27	394,043	288,281
Exchange difference	27	262,427	(73,945)
Income tax	21	608,436	235,109
Allowance for the impairment of trade and other receivables, net of recovery	25	179,451	50,373
Adjustment to present value of receivables	27	70	74
Provision for contingencies	26	131,306	66,270
Changes in fair value of financial assets	27	(138,496)	(58,250)
Accrual of benefit plans		37,571	25,170
Income from non-reimbursable customer contributions	26	(932)	(191)
Other reserve constitution - Share bases compensation plan	16	7,729	21,973
Changes in operating assets and liabilities:
Increase in trade receivables		(2,532,862)	(699,073)
Increase (Decrease) in other receivables		(7,224)	10,029
Increase (Decrease) in inventories		(93,673)	23,816
Increase in deferred revenue		72,212	-
Increase in trade payables		1,751,728	143,519
Decrease in salaries and social security payable		(281,324)	(179,333)
Decrease in benefit plans		(24,585)	(7,682)
Increase (Decrease) in tax liabilities		451,183	(246,316)
Increase in other payables		331,663	31,504
Decrease in provisions	25	(10,723)	(12,947)
Payment of Tax payable		(28,992)	-
Net cash flows generated by operating activities		2,688,977	139,931

CONDENSED INTERIM FINANCIAL STATEMENTS

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the three-month period ended March 31, 2018

presented in comparative form (continued)

(Stated in thousands of pesos)

	Note	03.31.18	03.31.17
Cash flows from investing activities
Payment of property, plants and equipments		(999,196)	(742,941)
Collection of Financial assets		531,260	390,322
Payments of Financial assets		(1,393,406)	(546,518)
(Subscription) Redemtion net of money market funds		(771,015)	570,845
Collection of receivables from sale of subsidiaries		2,578	1,606
Net cash flows used in investing activities		(2,629,779)	(326,686)

Increase (Decrease) in cash and cash equivalents		59,198	(186,755)

Cash and cash equivalents at the beginning of year	13	82,860	258,562
Exchange differences in cash and cash equivalents		2,925	(3,147)
Increase (Decrease) in cash and cash equivalents		59,198	(186,755)
Cash and cash equivalents at the end of the period	13	144,983	68,660

Supplemental cash flows information
Non-cash activities

Financial costs capitalized in property, plants and equipments	8 & 25	(101,443)	(65,077)
			.
Acquisitions of property, plant and equipment through increased trade payables		(224,404)	(158,112)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 1 |       General information

History and development of the Company

Edenor S.A. was organized on July 21, 1992 by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of Edenor S.A. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the PEN.

On September 1, 1992, EASA took over the operations of Edenor S.A.

The corporate purpose of Edenor S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by Edenor S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

Note 2 |       Regulatory framework

At the date of issuance of these condensed interim financial statements, the changes with respect to the situation reported by the Company as of December 31, 2017 are the following:

a)   Electricity rate situation

On January 31, 2018, the ENRE issued Resolution No. 33/18, whereby it approves the CPD values, the values of the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 329/17, and the values of the Company’s electricity rate schedule applicable to consumption recorded as from February 1, 2018. Additionally, it is informed that the average electricity rate value amounts to $2.4627/kwh.

At the date of issuance of these condensed interim financial statements, the amount accrued for the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 33/18, amounts to $ 302.3 million, which is included in the “Revenue from sales – Sales of electricity” line item.

b)   Framework Agreement

Due to the fact that at the date of these condensed interim financial statements the approvals by the Federal Government and the Government of the Province of Buenos Aires of a new Addendum to the Framework Agreement, which should have gone into effect on October 1, 2017, are still in process, no revenue for this concept which as of March 31, 2018, accumulates a total of $ 93.5 million, has been recognized.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

c)   Penalties

Due to the occurrence of an extraordinary situation that affected the provision of the service, covered by item 3.3 of Sub-appendix 4 to the Concession Agreement (more than 70,000 daily consumers affected for given periods of time), on April 23, 2018, the ENRE issued Resolution No. 118 pursuant to which the Company is instructed to calculate and pay a compensation to small-demand residential customers (residential Tariff 1 Consumers) for each interruption higher than or equal to 20 hours suffered during said periods. The impacts of these compensation amounts were quantified by the Company in $ 87 millions and recognized as of March 31, 2018.

At the date of issuance of these condensed interim financial statements, the Company is analyzing the possibility of challenging the aforementioned resolution to consider that the resolution in it does not conform for the applicable regulations.

Note 3 |       Basis of preparation

These condensed interim financial statements for the three-month period ended March 31, 2018 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, incorporated by the CNV.

This condensed interim financial information must be read together with the Company’s Financial Statements as of December 31, 2017, which have been prepared in accordance with IFRS. These condensed interim financial statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise. They have been prepared under the historical cost convention, as modified by the measurement of financial assets at fair value through profit or loss.

The condensed interim financial statements for the three-month period ended March 31, 2018 have not been audited; they have been reviewed by the Independent Accountant in accordance with ISRE 2,410, whose scope is substantially less than that of an audit performed in accordance with IFRS. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The result of operations for the three-month period ended March 31, 2018 does not necessarily reflect the Company’s results in proportion to the full fiscal year.

These condensed interim financial statements were approved for issue by the Company’s Board of Directors on May 10, 2018.

Comparative information

The balances as of December 31, 2017 and for the three-month period ended March 31, 2017, disclosed in these condensed interim financial statements for comparative purposes, arise from the financial statements as of those dates.

Note 4 |       Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the preparation of the financial statements for the last financial year, which ended on December 31, 2017, except for those mentioned below.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim financial statements.

These condensed interim financial statements must be read together with the audited Financial Statements as of December 31, 2017 prepared under IFRS.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 4.1 |      New accounting standards, amendments and interpretations issued by the IASB

IAS 19 “Employee benefits”: It introduces amendments to post-employment defined benefit plans in the case of a plan amendment, curtailment or settlement. The net defined benefit liability (asset) is remeasured using the current fair value of plan assets and current actuarial assumptions (including current market interest rates and other current market prices), that reflect: a) the benefits offered under the plan and the plan assets before the plan amendment, curtailment or settlement; and b) the benefits offered under the plan and the plan assets after the plan amendment, curtailment or settlement. The current period service cost for the period subsequent to the plan amendment, curtailment or settlement is calculated using the actuarial assumptions used to remeasure the defined benefit liability (asset) (rather than the actuarial assumptions determined at the beginning). The net interest after the plan amendment, curtailment or settlement is determined using the net defined benefit liability (asset) and the discount rate used to remeasure the liability (asset). The standard applies to plan amendments, curtailments or settlements that occur as from January 1, 2019, with earlier adoption permitted. The Company is currently analyzing the impact of the adoption of IAS 19; nevertheless, it is estimated that the application thereof will have no significant impact on the Company’s results of operations or its financial position.

Note 4.2 |      Trade receivables

The receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of the period/year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The receivables from electricity supplied to low-income areas and shantytowns are recognized, along with revenue, when the Framework Agreement has been renewed for the period in which the service was provided.

The amounts thus determined are net of an allowance for the impairment of receivables. The future expected loss impairment rate is determined per customer category, based on the historical comparison of collections made and delinquent balances of each customer group, and applied to the total of the Company’s receivables. This change from the criterion used in the Financial Statements as of December 31, 2017, relates to the implementation of IFRS 9 as from January 1, 2018; see impact in Note 6.

 Any debt arising from the bills for electricity consumption that remain unpaid 7 working days after their first due dates for small-demand (T1), medium-demand (T2) and large-demand (T3) customers is considered a delinquent balance.

 Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 5 |       Financial risk management

Note 5.1 |      Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

            There have been no significant changes in risk management policies since the last fiscal year end.

a.         Market risks

i.          Currency risk

As of March 31, 2018 and December 31, 2017, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 03.31.18	Total 12.31.17

ASSETS
CURRENT ASSETS
Other receivables	USD	1,406	20.049	28,189	-
Financial assets at fair value through profit or loss	USD	93,062	20.049	1,865,800	1,239,277
Cash and cash equivalents	USD	89	20.049	1,784	4,415
	EUR	12	24.666	296	267
TOTAL CURRENT ASSETS		94,569		1,896,069	1,243,959
TOTAL ASSETS		94,569		1,896,069	1,243,959

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	224,635	20.149	4,526,167	4,191,666
TOTAL NON-CURRENT LIABILITIES		224,635		4,526,167	4,191,666
CURRENT LIABILITIES
Trade payables	USD	10,241	18.649	206,351	261,758
	EUR	83	22.450	2,063	6,263
	CHF	25	19.168	527	10,466
	NOK	68	2.290	176	156
Borrowings	USD	8,423	18.649	169,716	71,205
TOTAL CURRENT LIABILITIES		18,840		378,833	349,848
TOTAL LIABILITIES		243,475		4,905,000	4,541,514

(1)     The exchange rates used are the BNA exchange rates in effect as of March 31, 2018 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

                   ii.          Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets measured at fair value as of March 31, 2018 and December 31, 2017:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL

At Marzo 31, 2018
Assets
Financial assets at fair value through profit or loss:
Government bonds	1,866,218	-	-	1,866,218
Money market funds	2,553,896	-	-	2,553,896
Total assets	4,420,114	-	-	4,420,114
Derivative financial instruments	-	-	-	-

At December 31, 2017
Assets
Government bonds	1,239,282	-	-	1,239,282
Money market funds	1,657,976	-	-	1,657,976
Total assets	2,897,258	-	-	2,897,258

Liabilities
Derivative financial instruments	-	197	-	197
Total liabilities	-	197	-	197

iii.         Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of March 31, 2018 and December 31, 2017 -except for a loan applied for by the Company and granted by ICBC Bank as from October 2017 for a three-year term at a six-month Libor rate plus an initial 2.75% spread, which will be adjusted semi-annually by a quarter-point-, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

In this regard, on April 12, 2018, the Company entered into a coverage operation with Citibank London, with the aim of fix the financial cost subject to variable rate of interest amounts that the Company must pay during the period October 2018 to October 2020, corresponding to the loan taken from the ICBC Bank (Note 22 to the Financial Statements as of December 31, 2017).

Note 6 |       Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

In the preparation of these condensed interim financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the information sources of estimation uncertainty with respect to those applied in the Financial Statements for the year ended December 31, 2017, except for the following:

Allowances for the impairment of receivables:

As from January 1, 2018, the Company has applied the amended IFRS 9 retrospectively with the allowed practical resources, without restating the comparative periods.

The Company has performed a review of the financial assets it currently measures and classifies at fair value through profit or loss or at amortized cost and has concluded that they meet the conditions to maintain their classification; consequently, the initial adoption has not affected the classification and measurement of the Company’s financial assets.

Furthermore, with regard to the new hedge accounting model, the Company has not elected to designate any hedge relationship at the date of the initial adoption of the amended IFRS 9 and, consequently, has generated no impact on the Company’s results of operations or its financial position.

Finally, with regard to the change in the methodology for calculating the impairment of financial assets based on expected credit losses, the Company has applied the simplified approach of IFRS 9 for trade receivables and other receivables with similar risk characteristics. In order to measure the expected credit losses, receivables are grouped by segment, and on the basis of the shared credit risk characteristics and the number of days past the payment due date. The expected loss as of January 1, 2018 was determined based on the following coefficients calculated for the number of days past the payment due date:

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

For such purpose, the adjustments determined as of December 31, 2017 are as follow:

	Number of days
	0 -30	30-60	60-90	90-120	120-150
Loss expected porcentage	8%	12%	19%	26%	59%

Amount of the provisions for impairment of the trade receivables at 12.31.2017 by IAS 39	(458,853)

Adjustment of expected losses NIIF 9	(82,041)
Amount of the provisions for impairment of the trade receivables at 12.31.2017 by NIIF 9	(540,894)

The adjustment determined as a result of the application of this new standard, net of its tax effect, amounts to $ 60.2 million, which is disclosed within the “Unappropriated Retained Earnings” line item.

Trade receivables are derecognized when there is no reasonable expectation of their recovery. Any debt arising from the bills for electricity consumption that remain unpaid 7 working days after their first due dates for small-demand (T1), medium-demand (T2) and large-demand (T3) customers is regarded by the Company as a delinquent balance.

 Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

Note 7 |       Contingencies and lawsuits

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2017.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 8 |       Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
Cost	300,914	2,512,243	7,080,373	2,866,259	1,447,112	5,008,770	55,448	19,271,119
Accumulated depreciation	(72,168)	(674,135)	(2,266,848)	(991,967)	(453,980)	-	-	(4,459,098)
Net amount 12.31.17	228,746	1,838,108	4,813,525	1,874,292	993,132	5,008,770	55,448	14,812,021

Additions	-	-	-	-	54,917	861,444	12,025	928,386
Disposals	-	-	-	(1,051)	219	-	-	(832)
Transfers	88,300	26,659	389,940	51,281	(32,189)	(520,298)	(3,693)	-
Depreciation for the period	(6,489)	(16,841)	(44,256)	(23,126)	(37,607)	-	-	(128,319)
Net amount 03.31.18	310,557	1,847,926	5,159,209	1,901,396	978,472	5,349,916	63,780	15,611,256

Cost	389,214	2,538,902	7,470,313	2,916,315	1,468,453	5,349,916	63,780	20,196,893
Accumulated depreciation	(78,657)	(690,976)	(2,311,104)	(1,014,919)	(489,981)	-	-	(4,585,637)
Net amount 03.31.18	310,557	1,847,926	5,159,209	1,901,396	978,472	5,349,916	63,780	15,611,256

•       During the period ended March 31, 2018, direct costs capitalized amounted to $ 171.1 million.

•       Financial costs capitalized for the period ended March 31, 2018 amounted to $ 101.4 million.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
Cost	235,709	2,048,014	6,024,954	2,523,084	1,265,502	3,040,451	162,088	15,299,802
Accumulated depreciation	(69,097)	(617,062)	(2,119,167)	(907,145)	(390,341)	-	-	(4,102,812)
Net amount 12.31.16	166,612	1,430,952	3,905,787	1,615,939	875,161	3,040,451	162,088	11,196,990

Additions	-	-	-	-	33,795	726,366	213	760,374
Disposals	(145)	-	(1,878)	(670)	-	-	-	(2,693)
Transfers	12,714	49,485	250,995	56,145	(22,191)	(347,148)	-	-
Depreciation for the period	(3,956)	(13,518)	(37,890)	(20,172)	(21,938)	-	-	(97,474)
Net amount 03.31.17	175,225	1,466,919	4,117,014	1,651,242	864,827	3,419,669	162,301	11,857,197

Cost	248,141	2,097,499	6,265,111	2,578,435	1,276,490	3,419,669	162,301	16,047,646
Accumulated depreciation	(72,916)	(630,580)	(2,148,097)	(927,193)	(411,663)	-	-	(4,190,449)
Net amount 03.31.17	175,225	1,466,919	4,117,014	1,651,242	864,827	3,419,669	162,301	11,857,197

•       During the period ended March 31, 2017, direct costs capitalized amounted to $ 74.3 million.

•       Financial costs capitalized for the period ended March 31, 2017 amounted to $ 65.1 million.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 9 |       Other receivables

	Note	03.31.18	12.31.17
Non-current:
		-	-
Financial credit		35,865	37,019
Related parties	29.d	5,236	5,428
Total Non-current		41,101	42,447

Current:
Prepaid expenses		16,089	4,986
Advances to suppliers		9,512	6,631
Advances to personnel		1,492	2,230
Security deposits		10,824	10,327
Financial credit		11,621	11,621
Receivables from electric activities		103,686	114,561
Related parties	29.d	1,652	1,093
Guarantee deposits on derivative financial instruments		-	60,049
Judicial deposits		20,074	16,115
Other		35	6
Allowance for the impairment of other receivables		(81,588)	(27,002)
Total Current		93,397	200,617

The carrying amount of the Company’s other financial receivables approximates their fair value.

The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	03.31.18	03.31.17
Balance at beginning of the period	27,002	34,699
Increase	54,586	-
Recovery	-	(12,980)
Balance at end of the period	81,588	21,719

Note 10 |    Trade receivables

	03.31.18	12.31.17
Current:
Sales of electricity - Billed	4,692,401	2,931,339
Sales of electricity – Unbilled	3,806,537	2,982,677
Framework Agreement	156,412	156,412
Fee payable for the expansion of the transportation and others	22,966	22,994
Receivables in litigation	52,306	44,288
Allowance for the impairment of trade receivables	(633,975)	(458,853)
Total Current	8,096,647	5,678,857

The carrying amount of the Company’s trade receivables approximates their fair value.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The roll forward for the impairment of financial asset is as follows:

	03.31.18	03.31.17
Balance at beginning of the period	458,853	259,682
Increase	206,907	63,353
Decrease	(31,785)	(6,918)
Balance at end of the period	633,975	316,117

(1)   As of March 31, 2018, includes the impairment of financial assets for $ 82 million due to the application, of IFRS 9 as from January 1, 2018 (Note 6).

Note 11 |    Financial assets at fair value through profit or loss

	03.31.18	12.31.17

Current
Government bonds	1,866,218	1,239,282
Money market funds	2,553,896	1,657,976
Total current	4,420,114	2,897,258

Note 12 |    Financial assets at amortized cost

	03.31.18	12.31.17
Current
Government bonds	-	11,498
Time deposits	405,494	-
Total Current	405,494	11,498

Note 13 |    Cash and cash equivalents

	03.31.18	12.31.17	03.31.17
Cash and banks	144,983	82,860	43,032
Money market funds	-	-	25,628
Total cash and cash equivalents	144,983	82,860	68,660

Note 14 |    Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at December 31, 2016	1,314,518	3,452	1,317,970

Balance at December 31, 2017	1,314,518	31,565	1,346,083

Payment of Other reserve constitution - Share-bases compensation plan (Note 16)	-	7,729	7,729
Balance at March 31, 2018	1,314,518	39,294	1,353,812

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

As of March 31, 2018, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Note 15 |    Distribution of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program. As of March 31, 2018, the Company complies with the indebtedness ratio established in such program.

Note 16 |     The Company’s Share-based Compensation Plan

As indicated in the Financial Statements as of December 31, 2017, the Company has decided to use the available treasury shares for the implementation of share-based compensation plans for its senior management against the achievement of the strategic objectives set annually.

At the date of issuance of these condensed interim financial statements, the Company awarded a total of 272,241 shares to executive directors and managers as additional remuneration for their performance in special processes developed during the 2018 period.

The fair value of the previously referred to shares at the award date, amounted to $ 11.1 million and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

Note 17 |    Trade payables

	Note	03.31.18	12.31.17
Non-current
Customer guarantees		107,479	100,469
Customer contributions		85,174	79,979
Funding contributions - substations		60,452	60,452
Total Non-current		253,105	240,900

Current
Payables for purchase of electricity - CAMMESA		4,599,481	3,047,128
Provision for unbilled electricity purchases - CAMMESA		5,001,881	4,547,990
Suppliers		1,306,417	1,351,575
Advance to customer		119,040	149,069
Customer contributions		15,808	18,764
Discounts to customers		4,871	8,384
Funding contributions - substations		37,372	37,372
Related parties	29.d	4,228	35,021
Total Current		11,089,098	9,195,303

The fair values of non-current customer contributions as of March 31, 2018 and December 31, 2017 amount to $ 92.6 million and $ 89.6 million, respectively. The fair values are determined based on estimated cash flows discounted at a representative market rate for this type of transactions. The applicable fair value category is Level 3 category.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 18 |    Other payables

	Note	03.31.18	12.31.17
Non-current
Loans (mutuum) with CAMMESA		1,956,236	1,885,093
ENRE penalties and discounts		4,180,334	3,885,767
Liability with FOTAE		194,419	190,179
Payment agreements with ENRE		64,991	73,189
Total Non-current		6,395,980	6,034,228

Current
ENRE penalties and discounts		438,530	288,210
Related parties	29.d	1,956	5,253
Advances for works to be performed		13,576	13,576
Payment agreements with ENRE		65,089	63,356
Total Current		519,151	370,395

The carrying amount of the Company’s other financial payables approximates their fair value.

Note 19 |    Borrowings

	03.31.18	12.31.17
Non-current
Corporate notes (1)	3,528,407	3,259,216
Borrowing	997,760	932,450
Total non-current	4,526,167	4,191,666

Current
Interest from corporate notes	149,259	62,236
Interest from borrowing	20,457	8,969
Total current	169,716	71,205

(1)   Net of debt repurchase/redemption and issuance expenses.

The fair values of the Company’s non-current borrowings as of March 31, 2018 and December 31, 2017 amount approximately to $ 4,528.2 million and $ 4,122.9 million, respectively. Such values were calculated on the basis of the estimated market price of the Company’s Corporate Notes at the end of the each period. The applicable fair value category is Level 1 category.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 20 |    Salaries and social security taxes payable

	03.31.18	12.31.17
Non-current
Early retirements payable	2,436	3,359
Seniority-based bonus	124,129	116,296
Total non-current	126,565	119,655

Current
Salaries payable and provisions	687,066	1,064,106
Social security payable	240,236	151,137
Early retirements payable	4,515	4,808
Total current	931,817	1,220,051

The carrying amount of the Company’s salaries and social security taxes payable approximates their fair value.

Note 21 |    Income tax and tax on minimum presumed income / Deferred tax

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2017, except for the following:

	03.31.18	12.31.17
Non-Current
Income tax payable 2018 (1)	791,705	-
Total non-current	791,705	-

Current
Income tax payable 2017	618,293	618,293
Income tax payable	618,293	618,293
Tax withholdings	(209,170)	(151,610)
Total current	409,123	466,683

(1)  As of March 31, 2018, includes $ 3.3 million related to income tax on the transfer of shares (Note 16).

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The detail of deferred tax assets and liabilities is as follows:

	03.31.18	12.31.17
Deferred tax assets
Inventories	4,462	4,390
Trade receivables and other receivables	181,489	110,041
Trade payables and other payables	1,291,546	1,182,315
Salaries and social security payable	37,757	34,615
Benefit plans	93,560	90,313
Tax liabilities	12,048	12,357
Provisions	243,445	208,804
Deferred tax asset	1,864,307	1,642,835

Deferred tax liabilities
Property, plants and equipments	(442,116)	(439,068)
Financial assets at fair value through profit or loss	(28,140)	(11,278)
Borrowings	(5,213)	(5,468)
Deferred tax liability	(475,469)	(455,814)

Net deferred tax assets	1,388,838	1,187,021

The detail of the income tax expense is as follows:

	03.31.18	03.31.17
Deferred tax	201,817	70,413
Current tax	(810,253)	(305,522)
Income tax expense	(608,436)	(235,109)

	03.31.18	03.31.17
Profit for the period before taxes	2,059,254	656,492
Applicable tax rate	30%	35%
Loss for the year at the tax rate	(617,776)	(229,772)

Non-taxable income	-	(5,337)
Change in the income tax rate (1)	9,340	-
Income tax expense	(608,436)	(235,109)

(1)   Refers to the change in the income tax rate in accordance with Law No. 27,430 enacted on December 29, 2017.

Note 22 |    Tax liabilities

	03.31.18	12.31.17
Current
Provincial, municipal and federal contributions and taxes	493,271	398,032
VAT payable	880,064	493,151
Tax withholdings	80,805	88,781
SUSS withholdings	3,134	3,515
Municipal taxes	72,513	68,457
Tax regularization plan	1,234	1,519
Total Current	1,531,021	1,053,455

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 23 |    Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.17	598,087	129,258

Increases	103,227	28,079
Decreases	(8)	(10,715)
At 03.31.18	701,306	146,622

At 12.31.16	341,357	87,912
Increases	36,472	29,798
Decreases	(4)	(12,943)
At 03.31.17	377,825	104,767

Note 24 |    Revenue from sales

	03.31.18	03.31.17
Sales of electricity (1)	10,963,575	5,332,301
Right of use on poles	35,385	28,135
Connection charges	8,559	5,725
Reconnection charges	3,839	474
Total Revenue from sales	11,011,358	5,366,635

(1)   As of March 31, 2018, the amount accrued for the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 33/18 amounts to $ 302.3 million.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 25 |    Expenses by nature

The detail of expenses by nature is as follows:

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	748,260	136,301	151,054	1,035,615
Pension plans	27,146	4,945	5,480	37,571
Communications expenses	8,183	49,023	3,897	61,103
Allowance for the impairment of trade and other receivables	-	179,451	-	179,451
Supplies consumption	95,366	-	13,925	109,291
Leases and insurance	108	-	33,617	33,725
Security service	11,500	47	33,179	44,726
Fees and remuneration for services	253,816	184,910	145,840	584,566
Public relations and marketing	-	-	2,207	2,207
Advertising and sponsorship	-	-	1,137	1,137
Reimbursements to personnel	16	9	73	98
Depreciation of property, plants and equipments	102,224	14,584	11,511	128,319
Directors and Supervisory Committee members’ fees	-	-	4,260	4,260
ENRE penalties	312,408	62,790	-	375,198
Taxes and charges	-	86,034	3,989	90,023
Other	94	53	1,303	1,450
At 03.31.18	1,559,121	718,147	411,472	2,688,740

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of March 31, 2018 for $ 171.1 million.

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	768,857	131,174	141,479	1,041,510
Pension plans	18,581	3,170	3,419	25,170
Communications expenses	5,509	41,418	3,074	50,001
Allowance for the impairment of trade and other receivables	-	50,373	-	50,373
Supplies consumption	49,689	-	10,718	60,407
Leases and insurance	104	-	24,665	24,769
Security service	17,632	184	19,135	36,951
Fees and remuneration for services	148,835	114,796	108,377	372,008
Public relations and marketing	-	-	3,766	3,766
Advertising and sponsorship	-	-	1,940	1,940
Reimbursements to personnel	6	5	149	160
Depreciation of property, plants and equipments	80,226	12,674	4,574	97,474
Directors and Supervisory Committee members’ fees	-	-	2,920	2,920
ENRE penalties	(41,683)	90,054	-	48,371
Taxes and charges	-	54,761	4,568	59,329
Other	93	20	597	710
At 03.31.17	1,047,849	498,629	329,381	1,875,859

(1)     Transmission and distribution expenses include recovery for $ 413.7 million net of the charge for the period for $ 462.1 million.

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of March 31, 2017 for $ 74.3 million.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 26 |    Other operating expense, net

	Note	03.31.18	03.31.17
Other operating income
Services provided to third parties		18,214	12,962
Commissions on municipal taxes collection		12,439	9,261
Related parties	29.a	9,202	685
Income from non-reimbursable customer contributions		932	191
Others		10,812	279
Total other operating income		51,599	23,378

Other operating expense
Gratifications for services		(13,217)	(12,029)
Cost for services provided to third parties		(7,179)	(3,656)
Severance paid		(2,469)	(3,556)
Debit and Credit Tax		(103,444)	(66,241)
Provision for contingencies		(131,306)	(66,270)
Disposals of property, plant and equipment		(832)	(2,693)
Other		(782)	(9,492)
Total other operating expense		(259,229)	(163,937)
Other operating expense, net		(207,630)	(140,559)

Note 27 |    Net financial expense

	03.31.18	03.31.17
Financial income
Commercial interest	51,194	29,750
Financial interest	40,641	29,694
Total financial income	91,835	59,444

Financial expenses
Interest and other (1)	(156,975)	(112,146)
Fiscal interest	(1,127)	(1,089)
Commercial interest	(327,776)	(234,490)
Bank fees and expenses	(6)	(761)
Total financial expenses	(485,884)	(348,486)

Other financial results
Exchange differences	(262,427)	73,945
Adjustment to present value of receivables	(70)	(74)
Changes in fair value of financial assets (2)	138,496	64,828
Other financial expense	(12,389)	(9,801)
Total other financial expense	(136,390)	128,898
Total net financial expense	(530,439)	(160,144)

(1)     Net of interest capitalized as of March 31, 2018 and 2017 for $ 101.4 million and $ 65.1 million, respectively.

(2)     Includes changes in the fair value of financial assets on cash equivalents as of March 31, 2017 for $6.6 million, respectively.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 28 |    Basic and diluted earnings per share

Basic

The basic earnings per share is calculated by dividing the profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of March 31, 2018 and 2017, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincides with the diluted earnings per share, inasmuch as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	03.31.18	03.31.17
Profit for the period attributable to the owners of the Company	1,450,818	421,383
Weighted average number of common shares outstanding	898,664	897,115
Basic and diluted profit earnings per share – in pesos	1.61	0.47

Note 29 |    Related-party transactions

•            The following transactions were carried out with related parties:

a.         Income

Company	Concept	03.31.18	03.31.17

Pampa	Service assemblies	8,227	685
	Computer services assistance	975	-
		9,202	685

b.         Expense

Company	Concept	03.31.18	03.31.17

EASA D67	Technical advisory services on financial matters	(12,389)	(9,801)
SACME	Operation and oversight of the electric power transmission system	(15,980)	(13,021)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	-	(101)
OSV	Hiring life insurance for staff	(3,401)	(3,333)
Abelovich, Polano & Asoc.	Legal fees	(162)	-
		(31,932)	(26,256)

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

c.         Key Management personnel’s remuneration

	03.31.18	03.31.17
Salaries	72,276	45,051
	72,276	45,051

•            The balances with related parties are as follow:

d.         Receivables and payables

	03.31.18	12.31.17
Other receivables - Non current
SACME	5,236	5,428
	5,236	5,428

Other receivables - Current
SACME	766	766
PESA	886	327
	1,652	1,093

Trade payables
OSV	-	(54)
EASA (see note 43 to Financial Statement at December 31,2017)	(4,198)	(34,967)
PYSSA	(30)	-
	(4,228)	(35,021)

Other payables
SACME	(1,956)	(5,253)
	(1,956)	(5,253)

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 30 | Events after the reporting period

a)     Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2018 resolved, among other issues, the following:

-       To approve Edenor S.A.’s Annual Report and Financial Statements of as of December 31, 2017;

-       To allocate the profit for the year ended December 31, 2017 to the absorption of accumulated losses;

-       To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;

-       To appoint the authorities and the external auditors for the current fiscal year;

b)    Agreement with Related Parties

On April 26, 2018, the Company entered into a works agreement with Sociedad Argentina Construcción y Desarrollo Estratégico S.A. (“SACDE”), for the removal and/or moving of medium and low-voltage electrical facilities, owned by the Company, located on the path of the Pte. Perón Highway (Extension of Camino del Buen Ayre) that will be built by SACDE. In accordance with its concession agreement, the Company is obliged to carry out this type of removals at the expense of the party requesting them.

RICARDO TORRES
Chairman

Free translation from the original in Spanish for publication in Argentina

REPORT OF CONDENSED INTERIM FINANCIAL STATEMENTS´REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) which includes the condensed interim statement of financial position as of March 31, 2018, the related condensed interim statement of comprehensive income for the three months periods ended March 31, 2018, the related condensed interim statements of changes in equity and cash flows for the six months period then ended with the complementary selected notes.

The amounts and other information related to fiscal year 2017 and its interim periods, are part of the financial statements mention above and therefore should be considered in relation to those financial statements.

Directors´ responsibility

Company´s Board of Directors is responsible of preparation and presentation of the financial statements, in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) ,as the applicable accounting framework and incorporated by the National Securities Commission (CNV), as they were approved by the International Accounting Standards Board (IASB), and, therefore, it’s responsible for the preparation and issuance of the condensed interim financial statements mentioned in first paragraph in accordance with IAS 34 “Interim financial information”.

Scope of our review

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as standard review in Argentina through Technical Pronouncement No. 33 of the Argentine Federation of Professional Councils in Economic Sciences as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Auditing Standards, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report, are not prepared in all material respects, in accordance with IAS 34.

Report of compliance with regulations in force

In compliance with regulations in force, we report that:

a)      the condensed interim financial statements of the Company, are pending transcription into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, except as mentioned above, are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)    the condensed interim financial statements of the company arise from accounting records kept in all formal respects in conformity with legal regulations;

c)    we have read the summary of activity, and additional information to the notes of condensed interim financial statements required by article 68 of the Buenos Aires Stock Exchange Regulations and article 12 °, Chapter III, Title IV of the regulations of the National Securities Commission on which, as regards those matters that are within our competence, we have no observations to make;

d)    at March 31, 2018 the liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $196,113,401, which were not yet due at that date.

Autonomous City of Buenos Aires, May 10, 2018

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. R. Sergio Cravero Public Accountant (UCA) C.P.C.E. City of Buenos Aires T° 265 F°92

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 15, 2018